Exhibit 5.2

FGL Holdings

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

21 December 2017

Dear Sirs

FGL Holdings

We have acted as Cayman Islands counsel to FGL Holdings (the "Company") to provide this legal opinion in connection with the Company's registration statement on Form S-3, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "Act") (including its exhibits, the "Registration Statement") related to:

(A)	the issuance by the Company of up to 70,883,335 ordinary shares of a par value US$0.0001 each (the "Ordinary Shares") upon the exercise of (i) 34,500,000 redeemable warrants that were issued as a part of the units in the initial public offering (the “IPO”) of the Company (the "Public Warrants"), (ii) 19,083,335 redeemable warrants that were issued in private placements upon the closing of the Company’s business combination with Fidelity & Guaranty Life (the “business combination”) pursuant to forward purchase agreements (the “Forward Purchase Warrants”) and (iii) 17,300,000 warrants that were issued to CF Capital Growth, LLC, a Delaware limited liability company in a private placement simultaneously with the closing of the IPO and upon conversion of working capital loans (the “Private Placement Warrants” and together with the Public Warrants and the Forward Purchase Warrants, the “Warrants” and the Ordinary Shares underlying the warrants, the “Warrant Shares” and, together with the Ordinary Shares, the "Shares"); and

(B)	the offer and sale of from to time by the selling securityholders identified in the Registration Statement (the "Selling Securityholders") of up to (i) 145,370,000 Ordinary Shares that were issued in private placements or upon conversion of Class B ordinary shares of a par value US$0.0001 each, in each case at the closing of the business combination (the “Closing Ordinary Shares”), (ii) 600,000 Series A cumulative convertible preferred shares of a par value US$0.0001 each (the “Series A Preferred Shares”), of which 275,000 Series A Preferred Shares were issued in a private placement at the closing of the business combination (the “Closing Series A PIK Shares”) and up to 325,000 Series A PIK Shares which may be issued subsequent to the date hereof (the “Series A PIK Shares”), (iii) 250,000 Series B cumulative convertible preferred shares of a par value US$0.0001 each (the “Series B Preferred Shares”), of which 100,000 Series B Preferred Shares were issued in a private placement at the closing of the business combination (together with the Closing Series A PIK Shares, the “Closing Preferred Shares”) and up to 150,000 Series B Preferred Shares may be issued subsequent to the date hereof (the “Series B PIK Shares”) and (iv) (a) 36,383,335 Warrants, comprised of 19,083,335 Forward Purchase Warrants and 17,300,000 Private Placement Warrants and (b) and 36,383,335 Ordinary Shares which are issuable upon the exercise of the Forward Purchase Warrants and the Private Placement Warrants.

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of incorporation dated 26 February 2016, the certificate of incorporation on change of name dated 30 November 2017 and the amended and restated memorandum and articles of association of the Company as adopted on 8 August 2017 and effective on 30 November 2017 (the "Memorandum and Articles").

1.2	The written resolutions of the board of directors of the Company dated 16 April 2016, 17 May 2016 and 29 November 2017 (the "Resolutions") and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the "Certificate of Good Standing").

1.4	A certificate from a director of the Company a copy of which is attached to this opinion letter (the "Director's Certificate").

1.5	A copy of the register of members of the Company dated 21 December 2017 provided to us by Continental Stock Transfer & Trust Company (the "Register of Members").

1.6	The Registration Statement.

1.7	The Warrant Agreement dated as of 25 May 2016 entered into between the Company and Continental Stock Transfer & Trust Company (the "Warrant Agreement").

1.8	The Warrant Instrument issued by the Company relating to Ordinary Shares (the "Warrant Instrument" and, together with the Warrant Agreement, the "Warrant Documents").

1.9	The Investment Agreement dated as of 30 November 2017 entered into between the Company and the persons listed on Annex 1 and Annex 2 therein (the "Investment Agreement").

1.10	The Certificate of Designations of Series A Cumulative Convertible Preferred Shares of the Company dated 30 November 2017 (the “Series A Certificate”).

1.11	The Certificate of Designations of Series B Cumulative Convertible Preferred Shares of the Company dated 30 November 2017 (the “Series B Certificate”).

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Warrant Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	The Warrant Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York (the "Relevant Law") and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	The choice of the Relevant Law as the governing law of the Warrant Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York (the "Relevant Jurisdiction") and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6	No monies paid to or for the account of any party under the Registration Statement represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Law (2017 Revision) and the Terrorism Law (2017 Revision), respectively).

2.7	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.8	No invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Warrants or the Shares.

2.9	The Company will receive money or money's worth in consideration for the issue of the Shares and none of the Shares were or will be issued for less than par value.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	The Closing Ordinary Shares and the Closing Preferred Shares are duly authorised by the Company and, based solely on our inspection of the Register of Members, are legally issued and are fully paid and non-assessable.

3.3	The Warrant Shares to be offered and issued by the Company as contemplated by the Registration Statement have been authorised for issue, and when issued by the Company against payment in full of the exercise price set out in the Warrant Documents and registered in the register of members (shareholders), such Warrant Shares will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

3.4	The Series A PIK Shares to be offered and issued by the Company have been authorised for issue, and when issued by the Company against payment in full of consideration as set out in the Investment Agreement and registered in the register of members (shareholders), such Series A PIK Shares will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

3.5	The Series B PIK Shares to be offered and issued by the Company have been authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Investment Agreement and registered in the register of members (shareholders), such Series B PIK Shares will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing with the Registrar of Companies under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.2	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 3.3, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

4.3	In this opinion letter, the phrase "non-assessable" means, with respect to the Shares and the Sale Shares, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares or the Sale Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion letter is addressed to you and may be relied upon by you, your counsel, the holders of the Shares, the holders of the Warrants and the Selling Securityholders. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

5